

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2015

Steven R. Beauchamp
Chief Executive Officer
Paylocity Holding Corporation
3850 N. Wilke Road
Arlington Heights, Illinois 60004

Re: **Paylocity Holding Corporation**
    Form 10-K the fiscal year ended June 30, 2014
    Filed August 22, 2014
    File No. 001-36348

Dear Mr. Beauchamp:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief